UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                        Sunburst Hospitality Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   866948 10 2
                    ----------------------------------------
                                 (CUSIP Number)





                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]   Rule 13d-1(b)

       [ ]   Rule 13d-1(c)

       [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ---------------------------
CUSIP No. 866948 10 2                 13G           PAGE 2 OF 7 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Hamilton Partners Limited
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                959,399
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 1,146,899
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   959,399
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                1,146,899
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,146,899
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          BD
--------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP No. 866948 10 2                 13G           PAGE 3 OF 7 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Eric S. Dobbin
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States Citizen
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                187,500
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 1,146,899
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   187,500
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                1,146,899
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,146,899
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages


Item 1(a).        Name of Issuer.

                  Sunburst Hospitality Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices.

                  10770 Columbia Pike
                  Silver Spring, Maryland 20901


Item 2(a).        Names of Persons Filing.
Item 2(b).        Address of Principal Business Office or, if none, Residence.
Item 2(c).        Citizenship.

                  Hamilton Partners Limited
                  415 Madison Avenue
                  New York, New York 10017
                  Bermuda limited duration company

                  Eric S. Dobbin
                  109 Clearview Lane
                  New Canaan, Connecticut 06840
                  United States citizen


Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $.01 per share.


Item 2(e).        CUSIP Number.

                  866948 10 2


Item 3.

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An    investment    adviser    in    accordance   with
ss.240.13d-1(b)(1)(ii)(E);

                                                               Page 5 of 7 Pages


                  (f) [ ] An  employee   benefit   plan  or  endowment  fund  in
accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A   parent   holding  company  or  control  person  in
accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].


Item 4.           Ownership.

         Hamilton Partners Limited

                  (a) Amount beneficially owned:1,146,899 shares

                  (b) Percent of class:5.9%

                  (c) Number of shares as to which the person has:

                           (i)      Sole power to vote or to
                                    direct the vote:                    959,399
                           (ii)     Shared power to vote or to
                                    direct the vote:                  1,146,899
                           (iii)    Sole power to dispose or to
                                    direct the disposition of:          959,399
                           (iv)     Shared power to dispose or to
                                    direct the disposition of:        1,146,899

         Eric S. Dobbin

                  (a) Amount beneficially owned:1,146,899 shares

                  (b) Percent of class:5.9%

                  (c) Number of shares as to which the person has:

                           (i)      Sole power to vote or to
                                    direct the vote:                    187,500
                           (ii)     Shared power to vote or to
                                    direct the vote:                  1,146,899
                           (iii)    Sole power to dispose or to
                                    direct the disposition of:          187,500
                           (iv)     Shared power to dispose or to
                                    direct the disposition of:        1,146,899


Item 5.           Ownership of Five Percent or Less of a Class.

                  [Inapplicable.]

                                                               Page 6 of 7 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  [Inapplicable.]


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  [Inapplicable.]


Item 8.           Identification and Classification of Members of the Group.

                  Hamilton Partners Limited, a Bermuda limited duration company.

                  Eric S. Dobbin (an employee of Hamilton Partners Limited who is a direct beneficial owner or custodian of less than one percent of the specified class of equity security but who may be deemed to be a direct or indirect beneficial owner of more than five percent of the specified class of equity security by virtue of having discretionary authority in the course of his employment to purchase or sell the specified class of equity security on behalf of his employer, Hamilton Partners Limited).


Item 9.           Notice of Dissolution of Group.

                  [Inapplicable.]


Item 10.          Certification.

                  By signing below the undersigned each certify that, to the best of each of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         April 9, 1999


                                           Hamilton Partners Limited



                                           By:  /s/ James P. Waohlmacher
                                                --------------------------------
                                                Name:  James P. Waohlmacher
                                                Title: Chief Operating Officer



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         April 9, 1999


                                           Eric S. Dobbin



                                           By:  /s/ Eric S. Dobbin
                                                --------------------------------
                                                Name:  Eric S. Dobbin
                                                Title: Portfolio Manager